UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

INTERNET ACQUISITION GROUP, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

(CUSIP Number)

Matt Lettau

302 Creekside Ct. E.

Huntertown, Indiana 46748

(260) 385-0338

(Name, Address and Telephone Number of Person Authorized to

Received Notices and Communications)

February 8, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to the whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON:	I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Matt Lettau

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) ☐

(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions):	PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION	U.S.

NUMBER OF	(7)	SOLE VOTING POWER	41,270,000

SHARES

BENEFICIALLY	(8)	SHARED VOTING POWER	0

OWNED BY EACH REPORTING        (9)                 SOLE DISPOSITIVE POWER                                                     41,270,000

PERSON WITH	(10)	SHARED DISPOSITIVE POWER	0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

41,270,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

59%

14	TYPE OF REPORTING PERSON (See Instructions)

(IN) INDIVIDUAL

EXPLANATORY STATEMENT

This filing (the “Filing”) is pursuant to Rule 13d under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Statement on Schedule 13D filed by Matt Lettau (“Mr. Lettau”), the “Reporting Person” with respect to the common stock, par value $0.001 per share (the “Common Stock”), of Internet Acquisition Group, Inc., a California corporation (the “Issuer”) or (“IAG”). Unless otherwise indicated, capitalized terms used herein but not otherwise defined shall have the meanings assigned to them in the Schedule D.

ITEM 1.	SECURITY AND ISSUER

This statement relates to Common Stock of the Issuer. The principal executive office of the Issuer is located at 302 Creekside Ct. E., Huntertown, Indiana 46748.

ITEM 2.	IDENTITY AND BACKGROUND

(a)	The Reporting Person is Matt Lettau.

(b)	Mr. Lettau’s address is 302 Creekside Ct. E., Huntertown, Indiana 46748.

(c)	Mr. Lettau’s principal occupation is a business consultant, whose principal address is Creekside Ct. E., Huntertown, Indiana 46748.

(d)	Mr. Lettau has not been convicted in a criminal proceeding during the last five years.

(e)

Mr. Lettau, during the last five years, was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Lettau is a citizen of the United States of America and a resident of the State of Nevada.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

From the Issuer’s inception, January 16, 2004 to February 8, 2006, Mr. Lettau acquired 41,270,000 shares directly from the Issuer as consideration for services rendered as an officer and director of the Issuer.

ITEM 4.	PURPOSE OF TRANSACTION

Mr. Lettau holds the Shares as reported herein for the purpose of investment.

At this time, as part of his duties for the Issuer, Mr. Lettau has plans which might result in the following corporate actions:

(a)	the acquisition by an unaffiliated person of securities of the Issuer;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer;

(c)	a sale or transfer of a material amount of assets of the Issuer;

(d)	a change in the present board of directors of the Issuer as a result of a merger or acquisition transaction;

(e)	a material change in the present capitalization or dividend policy of the Issuer;

(f)	a material change in the Issuer’s business or corporate structure based on the completion of a merger or acquisition;

(g)	changes in the Issuer’s charter or bylaws as a result of a merger or acquisition, which may impede the acquisition of control of the Issuer by any person;

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

(a)	Mr. Lettau beneficially owns 41,270,000 shares of the Issuer’s common stock. The 41,270,000 represents 100% of the Issuer’s common stock based on the outstanding shares on February 8, 2006.

(b)	(i)	Sole Power to Vote or Direct the Vote:

41,270,000 shares of Common Stock

(ii)	Shared Power to Vote or Direct the Vote:
0 shares

(iii)	Sole Power to Dispose or Direct the Disposition:

41,270,000 shares of Common Stock

(iv)	Shared Power to Dispose or Direct the Disposition:

0 shares

(c)	None

(d)	Not Applicable

(e)	Not Applicable

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Mr. Lettau is President, Secretary, Treasurer and Director of the Issuer.

ITEM 7.	EXHIBITS

N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2006	By:/s/ Matt Letau
Matt Lettau